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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.            )*

SYNDICATED FOOD SERVICE INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

343259 10 7

(Cusip Number)

Fidra Holdings, Ltd.
Cable Beach Court, Suite 1
West Bay Street
P.O. Box CB11728
Nassau Bahamas
Attn: Director
(242) 327-4630

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐ box not checked

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 343259 10 7

1.	Name of Reporting Person: Fidra Holdings, Ltd.		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒	(See Items 2 and 5)
	(b)	☐	not checked

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ not checked

6.	Citizenship or Place of Organization: Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,008,895 (See Item 5)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,008,895 (See Item 5)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,021,945 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ not checked (See Item 5)

13.	Percent of Class Represented by Amount in Row (11): 26.7% (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 343259 10 7

1.	Name of Reporting Person: Iain Brown		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒	See Items 2 and 5)
	(b)	☐	not checked

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ not checked

6.	Citizenship or Place of Organization: Canadian

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,008,895 (See Item 5)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,008,895 (See Item 5)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,851,188 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ not checked (See Item5)

13.	Percent of Class Represented by Amount in Row (11): 41.1% (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 343259 10 7

1.	Name of Reporting Person: Iain H. T. Brown		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒	(See Items 2 and 5)
	(b)	☐	not checked

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ not checked

6.	Citizenship or Place of Organization: Canadian

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,008,895 (See Item 5)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,008,895 (See Item 5)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,800,945 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ not checked (See item 5)

13.	Percent of Class Represented by Amount in Row (11): 43.6% (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

ITEM 1. SECURITY AND ISSUER
ITEM 2. IDENTITY AND BACKGROUND
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 4. PURPOSE OF TRANSACTION
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURES
EX-99.A JOINT FILING AGREEMENT
EX-99.B DIRECTORS AND EXECUTIVE OFFICERS INFO
EX-99.C MEMO
EX-99.D EMPRESAS S/A MEMO
EX-99.E RAFFLES TOHO INC.
EX-99.F TOHO VENTURES LTD.
EX-99.G WARRANT AGREEMENT
EX-99.H DEBT CONVERSION AGREEMENT

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (“Schedule 13D”) relates to common stock, par value $0.001 (“Common Stock”) of Syndicated Food Service International, Inc., f/k/a Floridino’s International Holdings, Inc, a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 38 Viewpoint Lane, P.O. Box 2185, Front Royal, Virginia 22630.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c). Principal Address; Principal Address; Principal Business

     This Schedule 13D is filed by Fidra Holdings, Ltd., (“Fidra”), an International Business Corporation domiciled in the Bahamas, with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Syndicated Food Service International, Inc., f/k/a Floridino’s International Holdings, Inc, a Florida corporation, (the “Issuer”) beneficially owned by it. Fidra maintains its principal offices at Cable Beach Court, Suite 1, West Bay Street, P.O. Box CB11728, Nassau, Bahamas. The principal business of Fidra is that of an investment company. Fidra is controlled by Iain Brown and Iain H.T. Brown. Iain Brown and Iain H.T. Brown are family members, father and son respectively.

     This Schedule 13D is filed by Mr. Iain Brown, a Canadian citizen and a resident of the Bahamas, who is the managing member of Fidra, with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Syndicated Food Service International, Inc., f/k/a Floridino’s International Holdings, Inc, a Florida corporation, (the “Issuer”) in which he has an indirect beneficial ownership interest. Mr. Iain Brown’s business address is Cable Beach Court, Suite 1, West Bay Street, P.O. Box CB11728, Nassau, Bahamas. Mr. Iain Brown’s principal employment includes service as managing director of Fidra.

     This Schedule 13D is filed by Mr. Iain H.T. Brown, a Canadian citizen and a resident of the Bahamas, who is the vice president of Fidra, with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Syndicated Food Service International, Inc., f/k/a Floridino’s International Holdings, Inc, a Florida corporation, (the “Issuer”) in which he has an indirect beneficial ownership interest. Mr. Iain H.T. Brown’s business address is Cable Beach Court, Suite 1, West Bay Street, P.O. Box CB11728, Nassau, Bahamas. Mr. Iain H.T. Brown’s principal employment includes service as vice president of Fidra.

     Fidra Holdings, Ltd., Iain Brown and Iain H.T. Brown may be referred to herein as the “Reporting Persons”.

     Almond Resources, Ltd. (“Almond”), Chan Capital, Ltd. (“Chan”), Ming Management Ltd. (“Ming”) and Chivas Holdings, Ltd. (“Chivas”), which are not Reporting Persons, are filing a joint amended Form 13D/A as of the date of this filing to disclose that they are members of a group that includes the Reporting Persons. The Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that the Reporting Persons are, for the purposes of section 13(d) of the Act, the beneficial owner(s) of any securities of Almond, Chan, Ming and Chivas.

     Almond, Chan, Ming and Chivas disclose their names, principal addresses and principal businesses as follows:

     Almond is a Bahamian International Business Corporation having its principal offices at Almond Resources, Ltd., 28 Coral Drive, The Grove, P.O. Box CB-11728, Nassau, Bahamas, Attn: Managing Member. The principal business of Almond is that of an investment company. Almond is controlled by Iain Brown, whose business address is Cable Beach Court, Suite 1, West Bay Street, P.O. Box CB11728, Nassau, Bahamas.

     Chan is a Turks & Caicos Exempted Company having its principal offices at: P.O. Box 260, 2nd Floor, Butterfield Square, Providenciales, Turks & Caicos Islands, BWI, Attn: Director. The principal business of Chan is that of an investment company. Chan is controlled by Iain Brown, whose business address is Cable Beach Court, Suite 1, West Bay Street, P.O. Box CB11728, Nassau, Bahamas.

     Ming is a British Virgin Islands International Business Corporation having its principal offices at 125 Main Street, P.O. Box 144, Road Town, Tortola, British Virgin Islands, Attn: Director. The principal business of Ming is that of an investment company. Ming is controlled by Iain H.T. Brown, whose business address is Cable Beach Court, Suite 1, West Bay Street, P.O. Box CB11728, Nassau, Bahamas.

     Chivas is a Bahamian International Business Corporation having its principal offices at East Bay Street Shopping Center, East Bay Street, P.S. Box CB-11901, Nassau, Bahamas, Attn: Managing Member. The principal business of Chivas is that of an investment company. Chivas is controlled by Iain H.T. Brown, whose business address is Cable Beach Court, Suite 1, West Bay Street, P.O. Box CB11728, Nassau, Bahamas.

(d)-(e) No Convictions or Proceedings.

     During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     During the last five years neither Almond, Chan, Ming, Chivas nor the principal officers or directors of Almond, Chan, Ming or Chivas have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship.

     Fidra is a Bahamian International Business Corporation. Iain Brown and Iain H.T. Brown are Canadian citizens.

     Almond is a Bahamian International Business Corporation. Chan is a Turks & Caicos Exempted Company. Ming is a British Virgin Islands International Business Corporation. Chivas is a Bahamian International Business Corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Prior to June 10, 2003, Fidra held 50,000 shares of the Issuer’s Common Stock and the right to acquire 13,050 shares of the Issuer’s Common Stock. The 50,000 shares of the Issuer’s Common Stock were purchased from working capital funds. Fidra obtained the right to purchase 13,050 shares of the Issuer’s Common Stock on December 13, 2002, pursuant to a transaction in which the Company issued Fidra warrants to purchase 13,050 shares of its common stock in partial consideration for Fidra providing debt financing of $435,000 to the Issuer. The warrant exercise price is $0.50 with an expiration date of December 31, 2004.

     On June 10, 2003, various entities and persons transferred to Fidra full title and possession of Shares of the Issuer’s Common Stock, which were pledged to Fidra as security for certain debt obligations, including letters of commitment, promissory notes and personal guarantees, upon which the entities and persons were in default. The letters of commitment, promissory notes and personal guarantees were issued to Fidra in exchange for loans made to each entity and persons from the working capital of Fidra. The loans and associated letters of commitment, promissory notes and personal guarantees were unrelated to the business of the Issuer. The June 10, 2003 transfers were as follows:

     (a) Mr. Nick Pirgousis, a former officer and director of the Issuer, transferred to Fidra full title and possession of 514,895 Shares of the Issuer’s Common Stock.

     (b) Empresas Flagler S/A, an entity which, upon information and belief, is owned and controlled by Nick Pirgousis, transferred to Fidra full title and possession of 300,000 Shares of the Issuer’s Common Stock.

     (c) Raffles Toho, Inc., an entity owned and controlled by Nick Pirgousis, transferred to Fidra full title and possession of 464,000 Shares of the Issuer’s Common Stock.

     (d) Toho Ventures, Ltd., an entity owned and controlled by Nick Pirgousis, transferred to Fidra full title and possession of 1,680,000 Shares of the Issuer’s Common Stock.

     The aggregate number of Shares transferred to Fidra in the June 10, 2003 transactions described above was 2,958,895.

ITEM 4. PURPOSE OF TRANSACTION

     Fidra acquired the 50,000 Shares of the Issuer’s Common Stock as an investment in the Issuer.

     Fidra acquired the warrants to purchase the 13,050 Shares of the Issuer’s Common Stock as partial consideration for its lending the Issuer $435,000.

     The acquisition of the 2,958,895 Shares transferred on June 10, 2003 was for the purpose of converting Fidra’s security interest in those Shares of the Issuer’s Common Stock to ownership of said Common Stock due to the transferee’s default in payment on the loans previously made to the transferees by Fidra.

     The Reporting Persons presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, except as set forth herein. The Reporting Persons intend to have open communications with the Issuer’s management in order to monitor their efforts to increase shareholder value. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including without limitation purchasing additional shares of Common Stock in the open market or otherwise, seeking to elect a slate of directors to the Issuer’s board of directors or presenting proposals for stockholders’ considerations at an annual or special meeting of the Issuer’s stockholders. The Reporting Persons may also sell some or all of their shares of Common Stock in the open market or through privately negotiated transactions, or change their intention with respect to any and all matters referred to in this Item 4. With this caveat, the Reporting Persons state as follows:

(a) The Reporting Persons are not aware of any plans or proposals that relate to or would result in the acquisition by any person of additional securities or the issuer, or the disposition of the securities of the issuer.

(b) The Reporting Persons are not aware of any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) The Reporting Persons are not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) The Reporting Persons are not aware of any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(e) The Reporting Persons are not aware of any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) The Reporting Persons are not aware of any other material changes in the Issuer’s business or corporate structure.

(g) The Reporting Persons are not aware of any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) The Reporting Persons are aware that the Issuer has been delisted from the OTC and in no longer authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Persons are not aware of any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The Reporting Persons are not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above, other than those listed items, with the exception that on August 25, 2003, Fidra and Chan entered into a Debt Conversion Agreement with the Issuer to convert certain notes payable in the aggregate of approximately $2,100,000 to common shares of the Issuer. Pursuant to this agreement, the conversion shall occur at such time as the Company raises $1,000,000 of new equity working capital, and will result in the issuance of 7,000,000 Shares of Common Stock at an issue price of $.30 per share. The Debt Conversion Agreement also provides that the amended warrants held by Chan and Ming will be amended to reduce the per share exercise price from $.50 to $.25 and modify the expiration date from December 31, 2003 to June 30, 2004. If the Company is unable to raise said working capital on or before November 1, 2003, this agreement shall be null and void.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Persons are members of a group as such term is defined in Section 13(d)(3) of the Securities and Exchange Act of 1934 and the Rules and Regulations promulgated thereunder which is comprised of the Reporting Persons and Almond, Chan, Ming and Chivas, each of which is filing a joint Schedule 13D/A as of the date of this filing.

     All percentages in this Item 5 are based on 11,287,620 of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D as set forth by the Issuer in its most recent filing with the Securities and Exchange Commission, the Issuer’s 10-KSB filed October 14, 2003 for the calendar years ended December 31, 2002 and December 31, 2001.

     As disclosed in its Schedule 13D/A filed as of the date of this filing, Almond owns 1,329,243 shares of the Issuer’s Common Stock, which represents 11.8% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D.

     Almond is controlled by Iain Brown, who is also the managing member of Fidra. Iain Brown may be deemed the indirect beneficial owner of Almond’s 1,329,243 shares due to his control position in Almond.

     As disclosed in its Schedule 13D/A filed as of the date of this filing, Chan has the right to acquire up to 500,000 shares of the Issuer Common Stock, at $.50 per share through December 31, 2003, which if exercised would represent 4.2% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D, as diluted by the exercise of the Chan warrants.

     Chan is controlled by Iain Brown, who is also the managing member of Fidra. Iain Brown may be deemed the indirect beneficial owner of Chan’s 500,000 warrants due to his control position in Chan.

     As disclosed in its Schedule 13D/A filed as of the date of this filing, Ming has the right to acquire up to 2,000,000 shares of the Issuer’s Common Stock, at $.50 per share through December 31, 2003, which if exercised would represent 15.1% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D, as diluted by the exercise of the Ming warrants.

     Ming is controlled by Iain H.T. Brown, who is also the vice-president of Fidra. Iain H.T. Brown may be deemed the indirect beneficial owner of Ming’s 2,000,000 warrants due to his control position in Ming.

     As disclosed in its Schedule 13D/A filed as of the date of this filing, Chivas owns 779,000 shares of the Issuer’s Common Stock, which represents 6.9% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D.

     Chivas is controlled by Iain H.T. Brown, who is also the vice-president of Fidra. Iain H.T. Brown may be deemed the indirect beneficial owner of Chivas’ 779,000 shares due to his control position in Chivas.

     Notwithstanding the response set forth above or any other statements in this Schedule 13D, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that the Reporting Persons are, for the purposes of section 13(d) of the Act, the beneficial owner of any securities of Almond, Chan, Ming and Chivas.

     The aggregate number of Shares of the Issuer’s Common Stock beneficially owned by Fidra is 3,021,945 Shares, (comprised of the Shares Fidra owns (3,008,895) and has the right to acquire (13,050)), which represents 26.7% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D, as diluted by the exercise of the Fidra warrants (13,050).

     The aggregate number of Shares indirectly beneficially owned by Iain Brown is 4,851,188 Shares of the Issuer’s Common Stock, which represents 41.1% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D, as diluted by the exercise of the Fidra (13,050) and Chan (500,000) warrants.

     Iain Brown’s indirect beneficial ownership of 4,851,188 Shares of the Issuer’s Common Stock is comprised of the following interests:

(i)	Fidra’s ownership of 3,008,895 Shares of the Issuer’s Common Stock;

(ii)	Fidra’s right to acquire 13,050 Shares of the Issuer’s Common Stock;

(iii)	Almond’s ownership of 1,329,243 Shares of the Issuer’s Common Stock;

(iv)	Chan’s right to acquire 500,000 Shares of the Issuer’s Common Stock.

     The aggregate number of Shares indirectly beneficially owned by Iain H.T. Brown is 5,800,945 Shares of the Issuer’s Common Stock, which represents 43.6% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D, as diluted by the exercise of the Fidra and Ming warrants.

     Iain H.T. Brown’s indirect beneficial ownership of 5,800,945 Shares of the Issuer’s Common Stock is comprised of the following interests:

(i)	Fidra’s ownership of 3,008,895 Shares of the Issuer’s Common Stock;

(ii)	Fidra’s right to acquire 13,050 Shares of the Issuer’s Common Stock;

(iii)	Chivas’ ownership of 779,000 Shares of the Issuer’s Common Stock;

(iv)	Ming’s right to acquire 2,000,000 Shares of the Issuer’s Common Stock.

     The aggregate number of Shares of the Issuer’s Common Stock that the group, i.e., the Reporting Persons, Almond, Chan, Ming and Chivas, presently owns is 5,117,138 (comprised of the Shares owned by Fidra (3,008,895), Almond (1,329,243) and Chivas (779,000)), which represents 45.3% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D.

     The aggregate number of Shares of the Issuer’s Common Stock that the group, i.e., the Reporting Persons, Almond, Chan, Ming and Chivas, has a right to acquire is 2,513,050 (comprised of the Fidra (13,050), Chan (500,000) and Ming (2,000,000) warrants), which represents 18.2% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D, as diluted by the exercise of the Fidra (13,050), Chan (500,000) and Ming (2,000,000) warrants.

     The aggregate number of Shares of the Issuer’s Common Stock that the group, i.e., the Reporting Persons, Almond, Chan, Ming and Chivas, presently owns or has the right to acquire is 7,630,188 (comprised of the Shares owned by Fidra (3,008,895), Almond (1,329,243), Chivas (779,000) and warrants held by Fidra (13,050), Chan (500,000) and Ming (2,000,000), which represents 55.3% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D, as diluted by the exercise of the Fidra (13,050), Chan (500,000) and Ming (2,000,000) warrants.

(b) Fidra has the sole power to vote and dispose of 3,008,895 Shares of the Issuer’s Common Stock (comprised of Shares owned by Fidra (3,008,895)), which represents 26.7% of the outstanding Issuer’s outstanding Common Stock as of the date of this Schedule 13D. Fidra currently has no voting or disposition power with respect to the Shares underlying the Fidra (13,050) warrants until such time as the warrants are exercised.

     Upon the exercise of the 13,050 Fidra warrants, Fidra will have the sole power to vote and dispose of 3,021,945 Shares of the Issuer’s Common Stock (comprised of Shares owned by Fidra (3,008,895) and Shares that Fidra has the right to acquire (13,050)), which represents 26.7% of the outstanding Issuer’s outstanding Common Stock as of the date of this Schedule 13D, as diluted by the exercise of the Fidra warrants (13,050).

     Iain Brown has the sole power to vote and dispose of 4,338,138 Shares of the Issuer’s Common Stock (comprised of the Shares owned by Fidra (3,008,895) and Almond (1,329,243)), representing 38.4% of the outstanding Issuer’s outstanding Common Stock as of the date of this Schedule 13D. Iain Brown currently has no voting or disposition power with respect to the Shares underlying the Fidra (13,050) or Chan (500,000) warrants until such time as the warrants are exercised.

     Upon the exercise of the 13,050 Fidra and 500,000 Chan warrants, Iain Brown will have the sole power to vote and dispose of 4,851,188 Shares of the Issuer’s Common Stock (comprised of the Shares owned by Fidra (3,008,895) and Almond (1,329,243) and Shares that Fidra (13,050) and Chan (500,000) have the right to acquire), representing 41.1% of the outstanding Issuer’s outstanding Common Stock as of the date of this Schedule 13D, as diluted by the exercise of the Fidra (13,050) and Chan (500,000) warrants.

     Iain H.T. Brown has the sole power to vote and dispose of 3,787,895 Shares of the Issuer’s Common Stock (comprised of the Shares owned by Fidra (3,008,895) and Chivas (779,000)), representing 33.6% of the outstanding Issuer’s outstanding Common Stock as of the date of this Schedule 13D. Iain H.T. Brown currently has no voting or disposition power with respect to the Shares underlying the Fidra (13,050) or Ming (2,000,000) warrants until such time as the warrants are exercised.

     Upon the exercise of the Fidra (13,050) and Ming (2,000,000) warrants, Iain H.T. Brown will have the sole power to vote and dispose of 5,800,945 Shares of the Issuer’s Common Stock (comprised of the Shares owned by Fidra (3,008,895) and Chivas (779,000) and Shares that Fidra (13,050) and Ming (2,000,000) have the right to acquire), representing 43.6% of the outstanding Issuer’s outstanding Common Stock as of the date of this Schedule 13D, as diluted by the exercise of the Fidra (13,050) and Ming (2,000,000) warrants.

     Almond has the sole power to vote and dispose of 1,329,243 shares of the Issuer’s Common Stock, representing 11.8% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D.

     Upon an exercise of the warrants by Chan (500,000), Chan will have the sole power to vote and dispose of 500,000 shares of the Issuer’s Common Stock, representing 4.2% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D, as diluted by the exercise of the Chan (500,000) warrants. Chan currently has no voting power with respect to the underlying Shares until such time as the warrants are exercised.

     Upon an exercise of the warrants by Ming (2,000,000), Ming will have the sole power to vote and dispose of 2,000,000 shares of the Issuer’s Common Stock, representing 15.1% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D, as diluted by the exercise of the Ming (2,000,000) warrants. Ming currently has no voting power with respect to the underlying Shares until such time as the warrants are exercised.

     Chivas has the sole power to vote and dispose of 779,000 shares of the Issuer’s Common Stock, representing 6.9% of the outstanding Issuer’s outstanding Common Stock as of the date of this Schedule 13D.

(c) During the past 60 days, neither the Reporting Persons nor Almond, Chan, Ming or Chivas effected any transactions in the Issuer’s Common Stock except as set forth in this Statement.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of such Shares of Common Stock.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person, with respect to any Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

A.	Joint Filing Agreement dated October 15, 2003;

B.	Information Concerning Directors and Executive Officers of Fidra Holdings, Ltd.;

C.	Memorandum evidencing the transfer by Nick Pirgousis of full title and possession of 514,895 Shares of the Issuer’s Common Stock to Fidra Holdings, Ltd.;

D.	Memorandum evidencing the transfer by Empresas Flagler S/A of full title and possession of 300,000 Shares of the Issuer’s Common Stock to Fidra Holdings, Ltd.;

E.	Memorandum evidencing the transfer by Raffles Toho, Inc. of full title and possession of 464,000 Shares of the Issuer’s Common Stock to Fidra Holdings, Ltd.;

F.	Memorandum evidencing the transfer by Toho Ventures, Ltd. of full title and possession of 1,680,000 Shares of the Issuer’s Common Stock to Fidra Holdings, Ltd.;

G.	Warrant Agreement between Fidra Holdings, Ltd. and Syndicated Food Service International, Inc.; No. 03-0001, dated December 13, 2002, for 13,050 common stock warrants;

H.	Debt Conversion Agreement between Fidra Holdings, Ltd., Chan Capital, Ltd. and Syndicated Food Service International, Inc., dated August 25, 2003.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIDRA HOLDINGS, LTD.

Dated: October 16, 2003	By: /s/ Iain Brown

Iain Brown, Managing Member

IAIN BROWN

Dated: October 16, 2003	By: /s/ Iain Brown

Iain Brown

IAIN H.T. BROWN

Dated: October 16, 2003	By: /s/ Iain H.T. Brown

Iain H.T. Brown